SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT Under Section 13(e)

of the Securities Exchange Act of 1934

(Amendment No. 4)

PATHEON INC.

(Name of Issuer)

Patheon Inc.

JLL/Delta Patheon Holdings, L.P.

JLL/Delta Patheon GP, Ltd.

JLL Patheon Co-Investment Fund, L.P.

JLL Patheon Holdings, Coöperatief U.A.

JLL Patheon Holdings, LLC

JLL Partners Fund V (Patheon), L.P.

JLL Associates V (Patheon), L.P.

JLL Associates G.P. V (Patheon), Ltd.

JLL Partners Fund VI, L.P.

JLL Partners Fund V, L.P.

JLL Partners Fund VI (Patheon), L.P.

JLL Partners Fund V (New Patheon), L.P.

Koninklijke DSM N.V.

JLL/Delta Canada Inc.

James C. Mullen

Stuart Grant

Michael E. Lytton

(Name of Persons Filing Statement)

Restricted Voting Shares

(Title of Class of Securities)

70319W108

(CUSIP Number of Class of Securities)

Michael E. Lytton

Executive Vice President, Corporate

Development and Strategy, and

General Counsel

Patheon Inc.

c/o Patheon Pharmaceuticals Services Inc.

4721 Emperor Boulevard, Suite 280

Durham, NC 27703

(919) 226-3325

Hugh C. Welsh President and General Counsel DSM North America c/o DSM Pharmaceutical Products, Inc. 45 Waterview Boulevard Parsippany, NJ 07054 (973) 257-8300	Daniel Agroskin Managing Director JLL Partners, Inc. 450 Lexington Avenue, 31st Floor New York, NY 10017 (212) 286-8600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

John R. LeClaire Joseph L. Johnson III Adam P. Small Goodwin Procter LLP Exchange Place Boston, MA 02109 (617) 570-1000	Edward Sonnenschein M. Adel Aslani-Far Shaun Hartley Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200	Robert B. Pincus Skadden, Arps, Slate, Meagher & Flom LLP One Rodney Square P.O. Box 636 Wilmington, Delaware 19899 (302) 651-3000

Andrea Johnson Dentons Canada LLP 99 Bank Street Suite 1420 Ottawa, Ontario K1P 1H4 Canada (613) 783-9600	Amar Leclair-Ghosh Norton Rose Fulbright Canada LLP 1, Place Ville Marie, Suite 2500, Montréal, QC H3B 1R1, Canada (514) 286-5474	Paul A.D. Mingay Jason Saltzman Borden Ladner Gervais LLP Scotia Plaza 40 King Street West, Suite 4400 Toronto, Canada M5H 3Y4

Chris Hewat Blake, Cassels & Graydon LLP 199 Bay Street Suite 4000, Commerce Court West Toronto ON M5L 1A9 Canada (416) 863-2761

This statement is filed in connection with (check the appropriate box):

☒	The filing of solicitation materials on an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$1,386,374,772	$178,565.08

*	Set forth the amount on which the filing fee is calculated and state how it was determined.
*	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11: In accordance with Exchange Act Rule 0-11(c), the filing fee of $178,565.08 was determined by multiplying 0.0001288 by the aggregate arrangement consideration of $1,386,374,772. The aggregate arrangement consideration was calculated by adding (x) the product of (I) the 140,936,525 Restricted Voting Shares that are proposed to be acquired in the arrangement and (II) the consideration of US$9.32 in cash per Restricted Voting Share, plus (y) $72,846,359 expected to be paid to holders of 11,011,225 options to purchase Restricted Voting Shares with an exercise price of less than US$9.32 per share in exchange for cancellation of such options.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid: $178,565.08	Filing Party: Patheon Inc.

Form or Registration No.: Schedule 14A	Date Filed: December 5, 2013

EXPLANATORY NOTE

This Amendment No. 4 to Rule 13e-3 Transaction Statement on Schedule 13E-3 together with the exhibits hereto (the “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) as a final amendment to the Transaction Statement pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Patheon Inc., a Canadian corporation (the “Company”), JLL/Delta Patheon Holdings, L.P., a exempted limited partnership organized under the laws of the Cayman Islands (the “Purchaser”), JLL/Delta Patheon GP, Ltd., a company limited by shares organized under the laws of the Cayman Islands, JLL Patheon Co-Investment Fund, L.P., an exempted limited partnership organized under the laws of the Cayman Islands, JLL Patheon Holdings, Coöperatief U.A., cooperative organized under the laws of The Netherlands, JLL Patheon Holdings, LLC, a Delaware limited liability company, JLL Partners Fund V (Patheon), L.P., an exempted limited partnership organized under the laws of the Cayman Islands, JLL Associates V (Patheon), L.P., an exempted limited partnership organized under the laws of the Cayman Islands, JLL Associates G.P. V (Patheon), Ltd., a company limited by shares organized under the laws of the Cayman Islands, JLL Partners Fund VI, L.P., a Delaware limited partnership, JLL Partners Fund V, L.P., a Delaware limited partnership, JLL Partners Fund VI (Patheon), L.P., an exempted limited partnership organized under the laws of the Cayman Islands, JLL Partners Fund V (New Patheon), L.P., an exempted limited partnership organized under the laws of the Cayman Islands, JLL/Delta Canada Inc., a Canadian corporation (“Canco”), Koninklijke DSM N.V., a corporation organized under the laws of The Netherlands, James C. Mullen, Chief Executive Officer of the Company, Michael E. Lytton, Executive Vice President of Corporate Development and Strategy and General Counsel of the Company, and Stuart Grant, Executive Vice President and Chief Financial Officer of the Company (collectively, the “Filing Persons”).

This final amendment is being filed pursuant to Rule 13e-3(d)(3) under the Securities Exchange Act of 1934 to report that the Rule 13E-3 transaction was completed on March 11, 2014.

All information set forth in this final amendment should be read in conjunction with the information contained or incorporated by reference in the Transaction Statement, as amended to date.

On March 11, 2014, the Company consummated its previously announced statutory plan of arrangement (the “Arrangement”) under the Canadian Business Corporations Act (the “CBCA”) pursuant to the terms of the Arrangement Agreement between the Company and the Purchaser dated as of November 18, 2013. As a result of the Arrangement, Canco and the Company were amalgamated under the CBCA at the effective time of the Arrangement (the “Effective Time”), and the continuance of Canco and the Company as one corporation became effective. The name of the amalgamated corporation is Patheon Inc.

In accordance with the terms of the Arrangement, each restricted voting share outstanding immediately prior to the Effective Time (including any Restricted Voting Shares issued upon the due exercise of any options prior to the Effective Time) held by Shareholders other than JLL Patheon Holdings, Coöperatief U.A. and its related entities were transferred to Canco (free and clear of any liens) in exchange for US$9.32 per share, less any applicable amounts withheld and remitted on account of taxes in accordance with the Arrangement.

In addition, on March 11, 2014, the Company issued a press release announcing the consummation of the Arrangement and such press release is filed as Exhibit (a)(8) hereto.

Item 16. Exhibits

(a)(1)	Definitive Proxy Statement of Patheon Inc., incorporated herein by reference to the Schedule 14A filed with the SEC on February 4, 2014 (the “Proxy Statement”).

(a)(2)	Letter to Shareholders of Patheon Inc., incorporated herein by reference to the Proxy Statement.

(a)(3)	Notice of Special Meeting of Shareholders of Patheon Inc., incorporated herein by reference to the Proxy Statement.

(a)(4)	Form of Preliminary Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)(5)	Form of Letter of Transmittal, incorporated by reference to Annex L of the Proxy Statement.

(a)(6)	Press Release, dated November 19, 2013, incorporated by reference to the Schedule 14A filed by JLL Associates V (Patheon), L.P. with the SEC on November 19, 2013.

(a)(7)	Press Release, dated November 19, 2013, incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Patheon Inc. with the SEC on November 19, 2013.

(a)(8)	Press Release, dated March 11, 2014, incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Patheon Inc. with the SEC on March 11, 2014.

(b)(1)*	Commitment Letter, dated as of November 18, 2013, by and among UBS AG, Stamford Branch, UBS Securities LLC, JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC, Jefferies Finance LLC, KeyBank National Association and Morgan Stanley Senior Funding, Inc. and JLL/Delta Patheon Holdings, L.P.

(c)(1)	Formal Valuation and Fairness Opinion of BMO Nesbitt Burns Inc., dated November 18, 2013, incorporated by reference to Annex D of the Proxy Statement.

(c)(2)	Fairness Opinion of RBC Dominion Securities Inc., dated November 18, 2013, incorporated by reference to Annex E of the Proxy Statement.

(c)(3)	Opinion of Jefferies LLC, dated November 17, 2013, incorporated by reference to Annex F of the Proxy Statement.

(c)(4)*	Presentation of BMO Nesbitt Burns Inc. to the Independent Committee and Board of Directors of Patheon Inc., dated November 18, 2013.

(c)(5)*	Discussion Materials of RBC Dominion Securities Inc. to the Board of Directors of Patheon Inc. and the Independent Committee of the Board of Directors of Patheon Inc., dated November 18, 2013.

(c)(6)*	Discussion Materials of Jefferies LLC to JLL Associates VI, L.P. as general partner of JLL Partners Fund VI, L.P., dated November 17, 2013.

(c)(7)**	Presentation of BMO Nesbitt Burns Inc. to the Independent Committee and Board of Directors of Patheon Inc., dated October 16, 2013.

(c)(8)**	Presentation of BMO Nesbitt Burns Inc. to the Independent Committee and Board of Directors of Patheon Inc., dated October 23, 2013.

(d)(1)	Arrangement Agreement, dated November 18, 2013, by and between Patheon Inc. and JLL/Delta Patheon Holdings, L.P., incorporated herein by reference to Annex C to the Proxy Statement.

(d)(2)	Plan of Arrangement under Section 192 of the Canada Business Corporations Act, incorporated by reference to Annex H to the Proxy Statement.

(d)(3)	Guarantee Letter, dated November 18, 2013, by and between Patheon Inc. and JLL Partners Fund VI, L.P., incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Patheon Inc. with the SEC on November 19, 2013.

(d)(4)	Guarantee Letter, dated November 18, 2013, by and between Patheon Inc. and Koninklijke DSM N.V., incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by Patheon Inc. with the SEC on November 19, 2013.

(d)(5)	Equity Commitment Letter, dated November 18, 2013, by and among JLL Partners Fund VI, L.P., JLL Partners Fund V, L.P., JLL Associates V (Patheon), L.P., JLL Patheon Co-Investment Fund, L.P., JLL/Delta Patheon Holdings, L.P. and Patheon Inc., incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Patheon Inc. with the SEC on November 19, 2013.

(d)(6)**	Voting and Support Agreement, dated November 18, 2013, by and among Patheon Inc., JLL/Delta Patheon Holdings, L.P. and JLL Patheon Holdings, LLC.

(d)(7)	Form of Voting and Support Agreement by and among Patheon Inc., JLL/Delta Patheon Holdings, L.P. and the shareholders party thereto, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Patheon Inc. with the SEC on November 19, 2013.

(d)(7)(i)**	Voting and Support Agreement, dated November 18, 2013, by and among Patheon Inc., JLL/Delta Patheon Holdings, L.P. and James C. Mullen.

(d)(7)(ii)**	Voting and Support Agreement, dated November 18, 2013, by and among Patheon Inc., JLL/Delta Patheon Holdings, L.P. and Michael E. Lytton and Meghan Lytton, jointly.

(d)(7)(iii)**	Voting and Support Agreement, dated November 18, 2013, by and among Patheon Inc., JLL/Delta Patheon Holdings, L.P. and Brian G. Shaw.

(d)(7)(iv)**	Voting and Support Agreement, dated November 18, 2013, by and among Patheon Inc., JLL/Delta Patheon Holdings, L.P. and David E. Sutin.

(d)(7)(v)**	Voting and Support Agreement, dated November 18, 2013, by and among Patheon Inc., JLL/Delta Patheon Holdings, L.P. and Joaquin B. Viso and Olga Lizardi, jointly.

(d)(7)(vi)**	Voting and Support Agreement, dated November 18, 2013, by and among Patheon Inc., JLL/Delta Patheon Holdings, L.P. and DJW Investment Holdings Limited.

(d)(7)(vii)**	Voting and Support Agreement, dated November 18, 2013, by and among Patheon Inc., JLL/Delta Patheon Holdings, L.P. and Derek J. Watchorn.

(d)(8)*	Management Agreement, dated as of November 18, 2013, by and among JLL Patheon Co-Investment Fund, L.P., JLL/Delta Patheon Holdings, L.P. and James C. Mullen.

(d)(9)*	Option Waiver and Termination Agreement, dated as of November 18, 2013, by and between Patheon Inc. and James C. Mullen.

(d)(10)*	Interim Shareholders’ Agreement, dated as of November 18, 2013, by and among JLL/Delta Patheon GP, Ltd., JLL Patheon Co-Investment Fund, L.P., Koninklijke DSM N.V. and, solely for the purposes of Sections 1.06 and 1.08 thereof, JLL Partners Fund VI, L.P.

(d)(11)*	Contribution Agreement, dated as of November 18, 2013, by and among JLL Patheon Co-Investment Fund, L.P., Koninklijke DSM N.V. and JLL/Delta Patheon Holdings, L.P.

(f)(1)	Section 190 of the Canada Business Corporations Act, incorporated herein by reference to Annex I of the Proxy Statement.

(g)	None.

* - Previously Filed by this Transaction Statement on December 5, 2013.

** - Previously Filed by Amendment No. 1 to this Transaction Statement on January 7, 2014.

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of March 11, 2014

PATHEON INC.

By:	/s/ Michael E. Lytton
Name:	Michael E. Lytton
Title:	Executive Vice President, Corporate Development and Strategy, and General Counsel

JLL/DELTA PATHEON HOLDINGS, L.P.

By: JLL/DELTA PATHEON GP, LTD., its general partner

By:	/s/ Michel Lagarde
Name:	Michel Lagarde
Title:	Authorized Person

JLL/DELTA PATHEON GP, LTD.

By:	/s/ Michel Lagarde
Name:	Michel Lagarde
Title:	Authorized Person

JLL PATHEON CO-INVESTMENT FUND, L.P.

By: JLL PARTNERS FUND VI (PATHEON), L.P. its general partner

By: JLL ASSOCIATES VI (PATHEON), L.P. its general partner

By: JLL ASSOCIATES G.P. V (PATHEON), LTD. its general partner

By:	/s/ Paul S. Levy
Name:	Paul S. Levy
Title:	Authorized Person

JLL PATHEON HOLDINGS, COÖPERATIEF, U.A.

By:	/s/ Daniel Agroskin
Name:	Daniel Agroskin
Title:	Authorized Person

JLL PATHEON HOLDINGS, LLC

By:	/s/ Daniel Agroskin
Name:	Daniel Agroskin
Title:	Authorized Person

JLL PARTNERS FUND V (PATHEON), L.P.

By: JLL ASSOCIATES V (PATHEON), L.P. its general partner

By: JLL ASSOCIATES G.P. V (PATHEON), LTD. its general partner

By:	/s/ Paul S. Levy
Name:	Paul S. Levy
Title:	Authorized Person

JLL ASSOCIATES V (PATHEON), L.P.

By: JLL ASSOCIATES G.P. V (PATHEON), LTD. its general partner

By:	/s/ Paul S. Levy
Name:	Paul S. Levy
Title:	Authorized Person

JLL ASSOCIATES G.P. V (PATHEON), LTD.

By:	/s/ Paul S. Levy
Name:	Paul S. Levy
Title:	Authorized Person

JLL PARTNERS FUND VI, L.P.

By: JLL ASSOCIATES VI, L.P. its general partner

By: JLL ASSOCIATES G.P. VI, L.L.C. its general partner

By:	/s/ Paul S. Levy
Name:	Paul S. Levy
Title:	Managing Member

JLL PARTNERS FUND V, L.P.

By: JLL ASSOCIATES V, L.P. its general partner

By: JLL ASSOCIATES G.P. V, L.L.C. its general partner

By:	/s/ Paul S. Levy
Name:	Paul S. Levy
Title:	Managing Member

JLL PARTNERS FUND VI (PATHEON), L.P.

By: JLL ASSOCIATES VI (PATHEON), L.P. its general partner

By: JLL ASSOCIATES G.P. V (PATHEON), LTD. its general partner

By:	/s/ Paul S. Levy
Name:	Paul S. Levy
Title:	Authorized Person

JLL PARTNERS FUND V (NEW PATHEON), L.P.

By: JLL ASSOCIATES V (NEW PATHEON), L.P. its general partner

By: JLL ASSOCIATES G.P. V (PATHEON), LTD. its general partner

By:	/s/ Paul S. Levy
Name:	Paul S. Levy
Title:	Authorized Person

JLL/DELTA CANADA INC.

By:	/s/ Michel Lagarde
Name:	Michel Lagarde
Title:	Authorized Person

KONINKLIJKE DSM N.V.

By:	/s/ Hugh C. Welsh
Name:	Hugh C. Welsh
Title:	President, DSM North America

JAMES C. MULLEN

/s/ James C. Mullen

MICHAEL E. LYTTON

/s/ Michael E. Lytton

STUART GRANT

/s/ Stuart Grant